TRI-S SECURITY CORPORATION

Royal Center One

11675 Great Oaks Way

Suite 120

Alpharetta, Georgia  30022

November 9, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C.  20549

Attention:  Kyle Moffatt

Re:	Tri-S Security Corporation
Item 4.02 Form 8-K
Filed November 2, 2005
File No. 0-5114B

Ladies and Gentlemen:

On behalf of Tri-S Security Corporation (the “Company”), the undersigned hereby responds to the comments of the Staff contained in the letter from Kyle Moffatt to Ronald Farrell dated November 4, 2005.  For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 8, 2005 comment letter.

1.             Based on the Company’s review of the accounting literature discussed below, the Company believes that its 10% equity interest in Army Fleet Support, LLC (“AFS”) should be accounted for in accordance with the equity method of accounting.  As provided in paragraph 16 of the Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB Opinion No. 18”), as amended by paragraph 15e of the Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries,” investors should account in consolidated financial statements for investments in common stock of corporate joint ventures by the equity method.  Emerging Issues Task Force (“EITF”) 03-16, “Investments in Limited Liability Companies” (“EITF 03-16”), provides that the provisions of APB Opinion No. 18 are applicable to partnerships and limited liability companies.  EITF 03-16 also provides that an investment in a limited liability company that maintains a “specific ownership account” for each investor should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in a limited liability company should be accounted for using the cost method or equity method.  EITF D-46, “Accounting for Limited Partnership Investments” (“EITF D-46”),

states that it is the Staff’s position that investments in all limited partnerships should be accounted for pursuant to paragraph 8 of the American Institute of Certified Public Accountants Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” (“SOP 78-9”).  Paragraph 8 of SOP 78-9 requires the use of the equity method of accounting unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” As noted in EITF D-46, “the SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.”

AFS, a limited liability company, maintains a specific ownership account with respect to the Company’s 10% equity interest in AFS.  The Company’s influence over AFS is more than minor not only because the Company’s investment in AFS is greater than 5%, but also because the Company is a member of AFS’s management committee and, as such, has a voice in the management of AFS in proportion to the Company’s ownership interest in AFS.

Based on the nature of the Company’s investment in AFS and the guidance in the accounting literature discussed above, the Company believes it should use the equity method of accounting to account for its investment in AFS.

2.               On February 27, 2004 (the “Acquisition Date”), the Company acquired  Paragon Systems, Inc., which directly owns the 10% equity interest in AFS.  The value of AFS’s assets and the Company’s portion thereof as of December 31, 2004, March 31, 2005 and June 30, 2005 are set forth below:

		The Company’s
	AFS’s Assets	Portion
December 31, 2004	$39,182,000	$3,918,000
March 31, 2005	$50,268,000	$5,027,000
June 30, 2005	$48,279,000	$4,828,000

The Company’s cost of its equity interest in AFS is based on an independent appraisal of such interest performed as of the Acquisition Date (the “Appraisal”).  Based on the Appraisal, the Company’s cost in its equity interest in AFS is $8,102,000.  As of June 30, 2005, the net book value of the assets of AFS under the equity method was approximately $8,495,000.

The fair value asset allocation of the Company’s purchase price of its equity interest in AFS is based on the Appraisal.  Pursuant to the Appraisal, the fair value of the Company’s equity interest in AFS as of the Acquisition Date was $8,102,000.  In accordance with APB Opinion No. 18, the adjustments necessary to record the Company’s equity interest in AFS and the amortization of the difference between investor cost and underlying equity in net assets of the investee at the date of investment are similar to those made in preparing consolidated financial statements.  Based on the Appraisal, the excess of the acquisition cost over the underlying equity in net assets is attributed to the value of the contracts of AFS.

The projected net earnings of AFS are expected to be consistent over the life of AFS’s contracts, which have 10-year terms.  The economic benefits of these contracts to the Company will be proportional to the net earnings of AFS which are attributable to the Company’s equity interest therein.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed.  If that pattern cannot be reliably determined, a straight-line amortization method should be used.  Based on the foregoing, the Company determined to amortize the intangible asset related to the difference between cost and the underlying equity in AFS’s net assets on a straight-line basis over 10 years.

The Company’s determination to restate its previously issued financial statements to account for the Company’s 10% equity interest in AFS in accordance with the equity method of accounting is consistent with a comment received by the Company’s independent auditors, Miller Ray Houser & Stewart LLP (“MRH&S”), from the Public Company Accounting Oversight Board (the “PCAOB”) in connection with the PCAOB’s inspection of MRH&S’s audit work papers related to MRH&S’s audit of the Company’s financial statements for the year ended December 31, 2004.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Current Report on Form 8-K filed on November 2, 2005, as may be amended (the “Filing”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact the undersigned at 678-808-1540 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills,
Chief Financial Officer

cc:           Ms. Inessa Berembaum